VIA EDGAR

Mr. Karl Hiller

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Facsimile No.: (202) 772-9368

Re: Chemical and Mining Company of Chile Inc. Form 20-F for Fiscal Year Ended December 31, 2005 Filed on June 30, 2006 (File No. 001-12250)

Dear Mr. Hiller:

This letter is in response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 4, 2006 (the “Comment Letter”) related to the annual report on Form 20-F for the fiscal year ended December 31, 2005 (the “Form 20-F”) of Chemical and Mining Company of Chile Inc. (the “Company”).

In connection with responding to the Comment Letter, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, that the Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company’s responses to the Staff’s comments are set forth below. References to the “Company”, “we”, “us” and “our” in the responses set forth below are to the Company, unless the context otherwise requires. All references in the Company’s response to pages and captioned sections are to the Form 20-F as originally filed. Capitalized terms used in this letter and not otherwise defined herein have the meaning ascribed to them in the Form 20-F.

For convenience, the Company has included the SEC staff’s comments in italics followed by the Company’s response.

Form 20-F for the Year ended December 31, 2005

Comment 1:

Controls and Procedures, page 91

1.

Please revise the third paragraph of your disclosure to state whether there was any change in your internal control over financial reporting that occurred during the period covered by your annual report, instead of subsequent to such period, that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, to comply with the guidance in Item 15(d) of Form 20-F.

Response 1:

We confirm that there were no changes in our internal control over financial reporting that occurred during the period covered by our annual report that have materially affected, or were reasonably likely to materially affect, our internal control over financial reporting. In future filings, the Company’s disclosure will be in accordance with the Commission’s comment.

Comment 2:

Principal Accountant Fees and Services, page 92

2.	Please describe the nature of the services comprising the fees included in the “Other Fees” category, which totaled $106.7 thousand for fiscal year 2005 as required by Item 16C(d) of Form 20-F.

Response 2:

For the year ended December 31, 2005 the services provided by the Company’s external auditors included in the “Other Fees” category, totalling $106.7 were at follows:

Other Fees by affiliate	2005	Corrected
	US$	PCAOB Fee Category

SQM Chile
1. Review of the Company’s accounting for the impact of the reorganization of PCS Yumbes (currently SQM Industrial S.A.) [1]	12,275	1
2. Review of the Company’s accounting for the impact of the reorganization of Isapre Norte Grande Ltda.	4,209	1
3. Review of the procedures documented by the Company related to a foreign currency hedging relationship under both Chilean GAAP and US GAAP	14,029	1
4. Review of the tax consequences of the acquisition of DSM initially determines by the Company.	6,839	3
Total SQM Chile	37,352

SQM Europe
5. Review of the tax consequences of the acquisition of DSM and review of the tax implications of the lawsuit with Generale de Nutrition Vegetales SAS as initially determines by the Company. [2]	50,000	3
6. Review of the Company’s income tax return	17,696	3
Total SQM Europe	67,696

SQM North America
7. Reimbursement of out of-pocket expenses	1,683	1
Total SQM North America	1,683

TOTAL	106,731

1 As discussed in Note 28 to the Consolidated Financial Statements

2 As discussed in Note 27 to the Consolidated Financial Statements

The fees presented above were considered individually immaterial and were disclosed in the “Other Fees” category. In future filings we will present the following disclosure, including the amended classification of certain expenses for the year ended December 31, 2005:

	Year ended December 31,

	2005	2004

Audit fees	555.2	446.9

Audit-related fees	—	11.8
Tax fees	168.9	16.0
Other fees	—	—
Total fees	724.1	474.7

Audit fees in the above table are the aggregate fees billed by Ernst & Young in connection with the audit of our annual Consolidated Financial Statements, as well as the review of other statutory filings.

Audit-related fees in the above table are fees billed by Ernst & Young for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit Fees."

Tax fees in the above table are fees billed by Ernst & Young for tax advice and tax planning services.

Financial Statements

Comment 3:

Consolidated Statements of Cash Flows, page F-5

3.

Please detail for us the nature of items included in the operating activities line items “Other credits to income not representing cash flows” and “Other charges to income not representing cash flows.”

Response 3:

The Company sets forth in detail the nature of items included in the operating activities line items “Other credits to income not representing cash flows” and “Other charges to income not representing cash flows.”

	2005	2004	2003

Other credits to income not representing cash flows	(10,109)	(1,919)	(2,793)
Utilization of tax loss carry-forwards	0	0	(637)
Deferred income taxes benefit for tax loss	(5,602)	0	0
Adjustment of provision included in OIFE [1]	(2,203)	(389)	(422)
Minor adjustment of affiliates’ equity	(1,143)	(413)	(973)
Discounts obtained from suppliers	(598)	(482)	(606)
Other minor credits to income not representing cash flows	(562)	(635)	(155)

	(10,109)	(1,919)	(2,793)

Other charges to income not representing cash flows	87,689	59,092	29,433
Provision for Corfo royalties	1,855	1,360
Deferred income taxes benefit for tax loss	0	12,635	13,864
Provision for legal expenses for GNV lawsuit and other legal expenses	5,000	873	1,100
Provision for marketing expenses	4,130	2,761	2,093
Provision for employee incentive plans	8,215	3,942	992
Adjustment of provision for severance indemnities	8,199	5,389	3,106
Provision for income taxes	38,427	13,938	2,829
Adjustment of provision for vacation	4,447	3,501	2,429
Refund of 10% of custom duties pursuant to Law 18,480	0	672	0
Non-capitalizable exploration project expenses and provisions for damages and liquidation of assets[2]	12,156	7,664	0
Other minor charges to income not representing cash flows	5,260	6,357	3,020

	87,689	59,092	29,433

[1]	OIFE: other financial income
[2]	The exploration project expenses, consistent with the explanation in response 4, are capitalized under “Other long-term assets”. The length of time covered by any exploration project could take more than a year. Therefore, when the determination is made that a sector covered by a specific exploration project does not have economic reserves, the expenses that were capitalized are written-off and charged to income. That is why this item does not represent cash flow in the period that is written off.

Comment 4:

Note 2 – Summary of Significant Accounting Policies, page F-13

o) Mining development cost, page F-13

4.

Please expand your disclosure to discuss the point at which you begin capitalizing and amortizing mining costs and the method you use to amortize such costs. Under U.S. GAAP, before mining costs are considered development related and capitalizable, you must establish proven and probable reserves as defined in Industry Guide 7. Capitalized mining costs are ordinarily amortized using the unit of production method using proven and probable reserves.

Include a reconciling item between Chilean and U.S. GAAP to the extent you capitalize your mining costs prior to establishment of proven and probable reserves, utilize other than the unit of production amortization method, and/or utilize other than proven and probable reserves in your amortization method application.

Response 4:

The Company expands below its disclosure of mining development cost in accordance with the Commission’s comment. In future filings our disclosure will be in accordance with the Commission’s comment.

The Company’s accounting for mining development costs is consistent with US GAAP. Mining costs are capitalized and amortized upon the establishment of proven and probable reserves based on definitions consistent with Industry Guide 7.

Mine exploration costs and stripping costs to maintain production of mineral resources extracted from operating mines are considered variable production costs and are included in the cost of inventory produced during the period. Mine development costs at new mines, and major development costs at operating mines outside existing areas under extraction that are expected to benefit future production are capitalized under “other long-term assets” and amortized using a units-of-production method over the associated proven and probable reserves. The Company determines its proven and probable reserves based on drilling, brine sampling and geo-statistic reservoir modeling in order to estimate mineral volumes and composition.

All other mine exploration costs, including expenses related to low grade mineral resources rendering the reserve not economically exploitable, are charged to the results of operations in the period in which they are incurred.

Comment 5:

Engineering Comments

Property, Plant and Equipment, page 33

Reserves, page 38

5.

We note your reserve estimates for your Caliche and Atacama Salar Brines mines. Please tell us in detail how you estimate your reserves for these two types of mineral deposits, and provide the detailed reserve estimates and supporting materials for one mine from your caliche deposits group and one mine from your brine mines as examples. In addition, provide justification for the basis you use to distinguish between proven and probable reserves for these two categories of mines.

Response 5:

Explanation of our Reserve Estimates for the Caliche Ore Mines

Proven and probable reserves of nitrates and iodine contained in the ore called “caliche” are calculated annually on the basis of information obtained from the various sectors of mining property that have been explored by means of regular drill hole grid patterns. The Reserves have been grouped geographically into 6 different sectors or mines:

I Region of Chile:

•	Nueva Victoria
•	Mapocho
•	Soronal

II Region of Chile:

•	Pedro de Valdivia
•	María Elena
•	Pampa Blanca.

Following is a description of the different stages in the evaluation process for nitrate and iodine proven and probable reserves.

A.	Methodology for Evaluating and Calculating Proven Reserves
1.	Updating of Geological and Topographical Planimetrics and of chemical analysis data (mineral grade and saline matrix)

The Geological Data Base for each area or mine is updated with newly available information concerning geological soundings, both on the surface and below ground, including data on lithology, geomechanics, compaction, and hardness of the mineral. This Geological Data Base is also being permanently updated with chemical analysis obtained in exploration activity carried out by means of drill core samples.

A Geological Model has been defined for each area or mine. These Geological Models are built up by interpreting vertical and horizontal sections containing the principal data obtained in drilling, which results in geological units in three dimensions (overburden, caliche layer, lixiviated layer, etc).

2.	Geological Data Base

Information available in the Geological Data Base includes the grades of Nitrate and Iodine mineral, sampled every 0.5 meters along the vertical drill holes, which go down to a depth of 8 meters, plus the geological, lithological, geomechanical, and hardness parameters for each drilling section.

Example of Geological Data Base:

a. Drill hole identification Data:

HOLE_ID	East	North	Height a.s.l.	Length	Fine Height

12661C	433701.42	7448049.89	1447.49	7.00	1.10
12662C	433751.19	7448050.25	1448.77	5.00	1.00
12663C	433800.02	7448049.94	1449.61	6.50	0.50

b. Chemical Analysis Data:

HOLE_ID	SAMPLE	FROM	TO	NaNO3	I2	WEIGHT

12661C	156413C	0.00	0.50	3.00	320	12.00
12661C	156414C	0.50	1.00	6.20	360	15.00
12661C	156415C	1.00	1.50	6.10	360	15.00
12661C	156416C	1.50	2.00	5.80	540	14.00
12661C	156417C	2.00	2.50	6.70	400	15.00
12661C	156419C	2.50	3.00	5.10	340	15.00
12661C	156419C	3.00	3.50	4.40	250	16.00
12661C	156420C	3.50	4.00	4.10	180	16.00
12661C	156421C	4.00	4.50	3.10	190	16.00
12661C	156422C	4.50	5.00	6.20	150	16.00
12661C	156423C	5.00	5.50	8.00	160	16.00
12651C	156424C	5.50	6.00	6.70	650	17.00
12651C	156425C	6.00	6.50	2.70	300	16.00
12661C	156426C	6.50	7.00	2.30	210	16.00

c. Geomechanical and geological characteristics data from drill holes.

HOLE ID	From	To	Thickness	Geology Code	Comment

12661C	0.00	1.80	1.80	30	Rugose surface
12661C	1.80	7.00	5.20	9	Sunk-drill hole
12662C	0.00	0.50	0.50	10	Leached
12662C	0.50	2.20	1.70	30	Rugose surface
12662C	2.20	5.00	2.80	9	Sunk-drill hole
12663C	0.00	1.50	1.50	10	Leached
12663C	1.50	2.30	0.80	30	Rugose surface
12663C	2.30	6.50	4.20	40	Rugose-leached mixture

d. Drill hole lithology data (by means of geological coding).

HOLE ID	From	To	Lithology Code	Clastic Code	Clay Code	Colour Code

12661C	0.00	0.50	2	5	1	1
12661C	0.50	1.00	2	5	1	1
12661C	1.00	1.50	2	5	1	1
12661C	1.50	2.00	2	5	1	1
12661C	2.00	2.50	2	5	1	1
12661C	2.50	3.00	2	5	1	1
12661C	3.00	3.50	2	5	1	1
12661C	3.50	4.00	2	5	1	2
12661C	4.00	4.50	2	5	1	2
12661C	4.50	5.00	2	5	1	2
12661C	5.00	5.50	2	5	1	2
12661C	5.50	6.00	2	5	1	2
12661C	6.00	6.50	2	5	2	2
12661C	6.50	7.00	2	5	2	2

e. Caliche chemical composition data (Saline matrix)

HOLE_ID	Project Code	LOCATIONX	LOVATIONY	LOCATIONZ	Na2SO4	Ca	Mg	K	SO4_Ap	KCIO4	NaCI	H3BO3	Na	K/Mg	Solubility

2000C	PB	434649.6	7446249.9	1439.4	32.20	5.85	1.39	0.63	11.47	0.05	14.50	0.49	8.89	0.45	269.4
2145C	PB	434649.9	7446450.0	1441.0	26.50	3.34	1.23	0.85	14.66	0.05	13.00	0.36	10.33	0.69	141.5
2080C	PB	434650.0	7446349.8	1440.8	35.90	6.74	1.35	0.94	15.56	0.05	8.90	0.30	8.59	0.70	205.8
2044C	PB	434650.5	7446299.8	1440.0	31.30	6.06	0.95	0.80	9.82	0.06	6.40	0.46	6.13	0.84	244.8

3.	Calculation of Reserves by means of Geostatistical methods
3.1.	Revision and exploration analysis of the Geological Data Bases.
1.	For any specific area in which reserves are to be evaluated, the following maps are available, among other maps: general location map (Fig. 1) and available resources distribution map (Fig. 2).

The evaluation of reserves takes into account both the distribution and thickness of the mineral-bearing caliche layer.

For each evaluation of reserves in a given sector or area, an analysis is carried out of the basic statistical information in the Geological Data Base, including the data histograms for each element to be evaluated.

Basic statistics information

VARIABLE	DATA	MIN	MAX	MEAN	ST_DESV	VARIANCE	COEF. OF VARIATION	KURTOSIS

NITRATE	67.153	0.1	21.2	5.28	3.79	14.33	0.72	4.5
IODINE	67.153	3	2272	376.28	320.31	102.599.6	0.85	9.15

In general, the histograms show asymmetrical distributions.

3.2.	Experimental Variography of Data

The experimental variography is built up from mineral grade data obtained in drilling; it is modeled and then adjusted according to the spatial correlation of the samples. This provides parameters such as ranges, sill, nugget effect and anisotropy, which are then used in the Kriging method.

3.3.	Kriging method for estimating ore grades

The evaluation of Reserves in each mine sector or area is done by means of a block model, in which each block represents the characteristics of the ore within it. To estimate the characteristics of each block, we use the information contained in the Geological Data Base as well as the geostatistical tools described below.

a)

Search parameters: To determine the optimum search radius, we take into account the spatial correlation of the samples that went into adjusting the variographic model, that is, the “range” in geostatistical methods.

b)

Block model: The Kriging method is used to determine the block model, which will serve to calculate ore grade by interpolation and assign it to the center of gravity of each block. The dimensions of each block are 25m x 25m x 0.5m. At this stage, the ISATIS software application is used.

c)

On the basis of the variographic model and the search parameters, data for each block is interpolated and entered. Next, a statistical analysis of information contained in the block model is carried out:

Basic statistics of the block model

VARIABLE	DATA	MIN	MAX	MEAN	ST_DESV	VARIANCE	COEF. OF VARIATION	KURTOSIS

NITRATE	625.001	0.55	20	4.8	1.99	3.96	0.42	4.89
IODINE	625.001	15	2000	327.2	163.72	26.805	0.50	8.04
d)

The block model (which includes estimated ore grades) is intersected with the Geological Model. Next, operational and mining program parameters are applied in order to determine which ore bodies are economically exploitable.

The above serves to draw up tonnage / ore-grade curves as a function of various cut-offs for each mineral being considered. Finally, a GIS-type software application (ArcView and MAPINFO) is used to make graphic representations of the Resources and Reserves plans.

Interaction of Block Model and Geological Model	Use of software for mining design and planning	GIS software to graphically represent Resources and Reserves

The above process generates data bases for the 3D block model, containing all the necessary information for evaluating the proven reserves. The following is an example of 3D data bases.

3D Data Bases with various Geological Units

ID	1	J	K	X	Y	Z	UG	COTA_SUP	Nano3	12	Aire	SC	Manto	SUBY

167-40	167	40	66	433612.5	7443937.5	1422.25	1	1422.33	3.7	260	33.51	66.49	0.00	0.00
167-40	167	40	67	433612.5	7443937.5	1421.75	1		3.7	290	0.00	100.00	0.00	0.00
167-40	167	40	68	433612.5	7443937.5	1421.25	1		3.7	344	0.00	100.00	0.00	0.00
167-40	167	40	69	433612.5	7443937.5	1420.75	1		3.6	461	0.00	52.29	47.71	0.00
167-40	167	40	70	433612.5	7443937.5	1420.25	7		4.8	520	0.00	0.00	100.00	0.00
167-40	167	40	71	433612.5	7443937.5	1419.75	7		4.0	457	0.00	0.00	100.00	0.00
167-40	167	40	72	433612.5	7443937.5	1419.25	7		4.3	416	0.00	0.00	100.00	0.00
167-40	167	40	73	433612.5	7443937.5	1418.75	4		3.7	323	0.00	0.00	94.60	5.40
167-40	167	40	74	433612.5	7443937.5	1418.25	10		3.3	270	0.00	0.00	34.19	65.80
167-40	167	40	75	433612.5	7443937.5	1417.75	10		2.2	233	0.00	0.00	0.00	100.00
167-40	167	40	76	433612.5	7443937.5	1417.25	10		2.0	203	0.00	0.00	0.00	100.00
167-40	167	40	77	433612.5	7443937.5	1416.75	10		2.1	190	0.00	0.00	0.00	100.00
167-40	167	40	78	433612.5	7443937.5	1416.25	10		2.3	183	0.00	0.00	0.00	86.50

I, J, K	: Local coordinates for block model
X;Y;Z	: UTM coordinates
UG	: Geological unit code
COTA_SUP.	: Highest unit block altitude above sea level
Aire	: Percentage of block unit without caliche ore or waste into the block
SC	: Percentage of overburden into the block unit
Manto	: Percentage of caliche ore into the block unit
SUBY	: Percentage of waste into the block unit without Nitrate and Iodine
3.4.	Final calculation of Proven Reserves

For a given operational cut off, a calculation is made of the tonnage and grades of the proven reserves contained in the ore bodies represented by the 3D block model. The resulting ore grade is adjusted by operational factors which reflect the dilution of ore grade between the in-situ reserves and the reserves after extraction for processing. These factors are variable and they depend on the continuity of mineralization, the lithology, lixiviation of the ore body, geological sector, etc.

The tonnage of Reserves calculated in those sectors that have been explored with a 100 x 100 m drill hole grid pattern are corrected by a geological continuity factor in order to express it in terms of a 50 x 50 m pattern. This factor has been determined from practical experience at the various caliche mining operations.

B.	Methodology for Evaluating and Calculating Probable Reserves

The methodology for determining probable reserves, corresponding to data obtained from drill hole grid patterns having 200 m x 200 m spacing, is similar to that used for the proven reserves, in terms of interpretation, creation of the Geological Data Base and the application of limiting operational parameters, which help select the blocks that make up the reserve. Probable reserves, however, are obtained using a 2D block model, which takes into account the thickness of overburden, thickness of the caliche ore layer, mineral grade and density. The tonnage of each block is then calculated by means of the Polygon Method.

As in the case of proven reserves, the ore grade calculated for each sector is corrected by operational factors which reflect dilution of ore grades.

Explanation of our Reserve Estimates for the Atacama Salar Brines Mines

To determine the annual tonnage of ion reserves contained in the brine deposits recognized to date in the Salar de Atacama mining properties, the following stages are developed:

1.	Updating of Geological and Geochemical Planimetry

This includes incorporating new exploration information from either surface or stratigraphic sections, into the geological study defined in the year 2000.

This geological study divides the recognized deposit into 5 Deposits in accordance with its geochemistry and geological reconnaissance:

•	MOP 1 PRINCIPAL DEPOSIT (In operation)
•	MOP 2 SOUTH-WEST DEPOSIT
•	MOP 3 NORTH-WEST DEPOSIT
•	INTERMEDIATE DEPOSIT
•	SOP DEPOSIT (In operation)

All the above updated information is incorporated into the digital geological database and managed by a GIS software (“MAPINFO”).

2.	Brine Sampling

In each one of these 5 Deposits, brine samples are taken from production and exploration drill-holes. This sampling is realized in the month of January of each year. The breakdown of the sampled drill-holes in each Deposit is as follows:

•

MOP 1 PRINCIPAL DEPOSIT (In operation):. Samples are taken from production and exploration drill-holes, including a total of 233 drill-holes in a regular grid pattern spacing equal to 500 x 500 meters and a depth of 50 to 100 meters.

•	MOP 2 SOUTHWEST DEPOSIT: Samples are taken from exploration drill-holes, including 64 drill-holes in a regular grid pattern spacing equal to 1000 x 1000 meters and a depth of up to 100 meters.
•	MOP 3 NORTHWEST DEPOSIT: Samples are taken from exploration drill-holes, including 45 irregularly distributed perforations with a depth of up to 100 meters.
•	INTERMEDIATE DEPOSIT: Samples are taken from exploration drill-holes, including 25 drill-holes with 100 meters of depth.
•	SOP DEPOSIT: Samples are taken from exploration drill-holes, including 112 drill-holes with irregular distribution and a depth of 40 to 60 meters.
3.	Chemical Analysis

All the samples collected are analyzed in SQM Salar S.A.’s own laboratory for the purpose of determining the density of the brine and the value of the following chemical elements:

K%, Mg%, Li%, SO4%, H3BO3%, Na%, Cl%, Ca%, Density

The measuring method applied is ICP (Induction Coupled Plasma) and atomic absorption.

The results of these analyses are geo-referenced and stored in an Excel database.

4.	Reserves Evaluation

To estimate the proven and probable reserves existing by the end of 2005, the information and sampling realized in January 2006 are taken into consideration.

The method used in the evaluation of reserves corresponds to a geostatistical study using the ordinary Kriging method in 2D1, including the following stages:

4.1.	Updating of Variograms: Activity realized by external consultant.
4.2.	Entry of chemical data to the Kriging Program to obtain an estimated grade or concentration of the elements to be evaluated (K, SO4, Mg, Li, B, Ca, and H2O).
4.3.

The minimum evaluation unit used is a block measuring 500 x 500 meters of surface area and 30 meters of depth for the MOP 1 Principal, MOP 3 Northwest, Intermediate, and SOP Deposits. For the MOP 2 Southwest deposit, a block is configured of 500 x 500 meters of surface area and 50 meters of depth.

4.4.

A value is assigned to each block in a percentage of the Specific Yield which corresponds to the quantity of brine effectively drainable or exploitable in situ in each one of the evaluation units. This coefficient has been modeled and calibrated based on the MOD/FLOW and MT3D model (External Consultants: Pontificia Universidad Católica de Chile, DICTUC).

[1]	The program was designed for Salar de Atacama brines by external consultant expert in Geostatistics.

The value assigned to the MOP 1 Principal, Intermediate, and MOP 3 Northwest Deposits varies between 3% and 20% while the MOP 2 Southwest Deposit is 7% and SOP Deposit varies between 1 to 20%.

4.5.	Calculation of Reserves

To calculate the recoverable reserves of each Deposit, the chemical restrictions must be considered that will define the type of process that should be applied to the brines obtained. For this reason, each one of the blocks receives a characterization of the estimated SO4/Mg and SO4/(Mg+Li) ratio.

4.5.1.	Chemical Parameters considered

MOP 1, 2, and 3 Deposits
Ratio	SO4/Mg = < 0.5
SO4/Mg > 0.5 and =< 1.1
SO4/Mg > 1.1 and =< 2.0
Elements to evaluate	K, Li, SO4, and B.

MOP 1 Deposit
Ratio	SO4/(Mg+1.75Li) > 2.0
Elements to evaluate	K, Li, SO4, and B.

Intermediate Deposit
Ratio	SO4/Mg => 1.1 and =< 2.0
Elements to evaluate	K, Li, SO4, and B.

SOP Deposit
Ratio	SO4/(Mg+1.75Li)=>1.8
Mg/Li > 6.3
SO4/K > 1.2
Elements to evaluate	K, Li, SO4, and B.

Ratio	SO4/Mg > 2.9, without complying with previous ratios.
Elements to evaluate	K, Li, SO4, and B.
4.5.2.	Calculation Method

Based on the chemical characteristics of each block, the volume of brine contained and the Specific Yield (drainable percentage), it is possible to calculate the quantity of K, Li, SO4 and B ions that can be extracted from each one of the different Deposits and for each one of the ranges of the SO4/Mg and/or SO4/(Mg+1.75Li) ratios.

MAPINFO software is used to sum up the corresponding blocks in accordance with the chemical selection parameters, which select the blocks that comply with the conditions established by the selection, providing accumulated tonnages for the various elements to be evaluated. With this same software, the distribution of the reserves evaluated in each one of the Deposits can be visualized planimetrically.

Example of Reserve Estimates and Supporting Materials for Area VIII of Sector 4 of Pampa Blanca Mine from our Caliche Deposits Group

a)	Below are the results of the tonnage / ore-grade curve for iodine, after applying the calculation methodology for proven and probable reserves to area VIII of sector 4 of Pampa Blanca mine.

Evaluation by Iodine (l2)

Cut off ppm	Average Grade		Tonnage (kMT)		Thickness (m)

	I2(ppm)	NaN03(%)	ore (caliche)	overburden	ore (caliche)	overburden

350	473	4.9	867,029	383,369	1.9	1.1
400	502	5.1	640,591	285,977	1.8	1.1
450	546	5.4	417,318	172,941	1.8	1.0
b)	Example of spreadsheet with detail of Resources and Reserves in Sector 4 of the Pampa Blanca mine, by sector and with a cut-off of 350 ppm Iodine:

PAMPA BLANCA SECTOR 4 IODINE

	Grid	Comment	kMt	%NaNo3	ppm I2	Thick. overb. m	Thick. ore. m

PAMPA BLANCA	50	SECTOR II	2,326,379	6.5	469	1.1	2.3
	50	SECTOR VIII	867,029	4.9	473	1.1	1.9
	50	SECTOR IX-X	1,681,142	5.9	472	1.0	1.8
	50	SECTOR XI	1,016,496	5.3	469	1.8	2.8
	50	SECTOR I	3,904,060	6.0	523	1.4	2.7
	50	SECTOR III	1,013,235	5.5	440	1.2	1.8
	50	SECTOR IV	899,531	6.8	487	0.8	2.5
	50	SECTOR V	2,984,979	6.2	488	1.6	2.6
	50	SECTOR VI	8,090,285	6.2	544	1.0	2.7
	50	SECTOR VII	4,302,622	7.0	538	1.6	2.5

		Total grid 50	27,085,759	6.2	512	1.3	2.5	(a)

	100	SECTOR 4	6,097,000	6.8	550	0.7	2.9	(b)
	200	SECTOR 4	10,096,800	7.8	618	1.1	3.9	(c)
	400	SECTOR 4	11,289,600	8.9	573	1.4	2.4	(d)
(a)	Total Resources in a 50 x 50 grid;
(b)	Total Resources in a 100 x 100 grid
(c)	Resources in a 200x200 grid
(d)	Resources in a 400x400 grid

c)

Example of spreadsheet summarizing proven reserves in Pampa Blanca mine, after applying the adjustment factor for dilution of estimated ore grades. Also shown is the adjustment applied to the 100 x 100 m drilling grid.

	GEOLOGICAL RESOURCES DIC/31/2005						PROVEN RESERVES DIC/31/2005

Sierra Gorda	kMT	%NaNo3	ppm I2	kMT	%NaNo3	ppm I2	kMT	%NaNo3	ppm I2	kMT	%NaNo3	ppm I2	kMT	%NaNo3	ppm I2

Pampa Blanca-4(Cp)	27.1	6.2	512	6.1	6.8	550	27.1	5.3	461	4.3	5.8	495	31.4	5.4	466	(a)(b)
Pampa Blanca-4(Cp)	20.9	8.7	689	17.8	9.3	667	20.9	7.4	620	12.4	7.9	600	33.3	7.6	613
Ampliación Pampa Blanca	16.8	6.3	626				16.8	5.3	563				16.8	5.3	563

Total	64.7	7.0	599	23.9	8.7	637	64.7	6.0	539	16.7	7.4	573	81.4	6.3	546	(T1)

(T1)	Total Proven Reserves
d)	Example of spreadsheet summarizing Probable Reserves in Pampa Blanca mine, after applying the adjustment factor for dilution of estimated ore grades.

	GEOLOGICAL RESOURCES DIC/31/2005			PROBABALE RESERVES 31/DIC/2005

	GRID 200			GRID 200 PROY.			TOTAL PROBABLE

Sierra Gorda	kMT	%NaNo3	ppm I2	kMT	%NaNo3	ppm I2	kMT	%NaNo3	ppm I2

Pampa Blanca-3 (Cp)	27.6	9.8	580	27.6	8.3	522	27.6	8.3	522
Pampa Blanca-4 (Cp)	10.1	7.8	618	10.1	6.6	556	10.1	6.6	556	(c)
Pampa Blanca-5 (Cp)	51.9	9.2	588	51.9	7.8	529	51.9	7.8	529
Blanco Encalada (Cp)	48.3	10.5	425	48.3	8.9	383	48.3	8.9	383
Ampliación Pampa Blanca (Cp)	285.2	5.8	611	285.2	4.9	550	285.2	4.9	550

Total	423.1	7.1	585	423.1	6.0	526	423.1	6.0	526	(T2)

(T2)	Total Probable Reserves
e)	Summary Table of Proven and Probable Reserves, which includes Pampa Blanca Reserves

Mine	Proven Reserves (millions of metric tons)	Nitrate Average Grade (percentage by weight)	Iodine Average Grade (parts per million)

Pedro de Valdivia	144.0	7.2%	387
Maria Elena	146.8	7.3%	415
Pampa Blanca	81.4	6.3%	546	(T1)
Nueva Victoria	95.3	4.2%	467
Mapocho	4.6	5.3%	436
Soronal	158.9	7.1%	405

Mine	Probable Reserves (millions of metric tons)	Nitrate Average Grade (percentage by weight)	Iodine Average Grade (parts per million)

Pedro de Valdivia	134.7	6.9%	441
Maria Elena	97.6	7.3%	380
Pampa Blanca	423.1	6.0%	526	(T2)
Nueva Victoria	66.0	3.7%	443
Soronal	29.1	7.6%	362

Example of Reserve Estimates and Supporting Materials for Atacama Salar Brines Mines

5.1.	Reception of chemical analysis and creation of database.

Analytical results are received from 479 sampled drill-holes. These results are electronically filed in an evaluation worksheet, as shown in Figure A.

Figure A

Sample	East	North	%K	%Mg	%Li	% S04	% H3B03	%Ca	H2O

W-1	562585	7394136	3,87	1,42	0,23	0,71	0,32	0,06	70,3
W-10	563588	7394635	2,69	1,33	0,22	1,42	0,36	0,04	70,9
W-17	564094	7394635	3,45	1,62	0,28	0,93	0,42	0,05	70,6
W-2	561990	7393637	3,08	1,86	0,33	1,10	0,44	0,04	71,1
W-18	564089	7395282	2,98	1,44	0,24	1,31	0,39	0,04	70,7
W-5	563087	7394134	3,88	1,50	0,25	0,87	0,33	0,05	70,1
W-40	560992	7394146	2,65	1,65	0,28	1,54	0,37	0,03	70,9
W-35	561487	7393139	3,81	1,83	0,33	0,73	0,38	0,06	70,1
W-34	561993	7394158	2,57	1,42	0,24	1,56	0,37	0,03	70,9
W-38	560988	7393140	3,36	1,12	0,18	1,02	0,30	0,05	70,6
W-6	563093	7394560	3,03	1,40	0,23	1,28	0,36	0,04	70,8
W-16	564122	7394169	2,55	1,21	0,19	1,59	0,38	0,04	70,7
W-54	561487	7392640	3,50	1,79	0,33	0,78	0,39	0,06	70,6

5.2.	Updating of variograms and evaluation software.

The grade information organized in a database is sent to an outside consultant, who, based on this information, builds the new variograms that indicate the geostatistical behavior of the ions to be evaluated and that allow defining the new scope of grade estimation used by the Kriging method, as shown in Figure B.

Figure B

5.3.	Assignation of attributes per block.

Numerical information is entered into evaluation software and graphs are produced demonstrating the generation of evaluated blocks. The chemical ratios (restrictions), Specific Yield, density and tonnage calculations are added to the previously generated blocks with grades. All this information can be displayed by means of a GIS or electronic worksheet as shown in Figure C.

FIGURE C

5.4.	Chemical selection parameters for the evaluation.

Once the prior process of assigning attributes to each one of the blocks is completed, the blocks are selected for determining the volume with the MAPINFO software and according to the chemical parameters and limits defined in section 4.5.1., which are based on economical criteria for obtaining different commercial products resulting from each ion.

This allows selecting and adding up the reserve blocks in accordance with their selection criteria, the results of which are shown in section 5.5.

5.5.	Reserve calculation and evaluation results

	Chemical Parameter SO4/Mg <=0.5, January 2006

	MOP 1 Deposit				MOP 2 S-W Deposit				MOP 3 N-W Deposit					Reserve

	Proven	Probable	Err > 35%	Total	Proven	Probable	Err > 35%	Total	Proven	Probable	Err > 35%	Total		Proven	Probable

K	1.697	0.00	0.00	1.697	5.230	0.155	0.000	5.385	0.398	0.476	0.097	0.972	K	7.325	0.631
S04	0.177	0.110	0.026	0.314	0.074	0.444	0.037	0.555	0.000	0.100	0.146	0.247	SO4	0.251	0.654
Li	0.133	0.048	0.000	0.181	0.340	0.042	0.000	0.382	0.000	0.042	0.057	0.098	Li	0.473	0.132
H3BO3	0.192	0.00	0.00	0.192	0.206	0.296	0.000	0.502	0.044	0.075	0.000	0.119	B	0.077	0.065

	Chemical Parameter SO4/Mg > 0.5- SO4/Mg <= 1.1, January 2006

	MOP 1 Deposit				MOP 2 S-W Deposit				MOP 3 N-W Deposit					Reserve

	Proven	Probable	Err > 35%	Total	Proven	Probable	Err > 35%	Total	Proven	Probable	Err > 35%	Total		Proven	Probable

K	3.179	0.000	0.000	3.179	0.502	0.236	0.000	0.738	2.492	0.889	0.097	3.479	K	6.174	1.125
S04	1.301	0.046	0.000	1.346	0.188	0.034	0.000	0.193	0.696	0.676	0.094	1.466	SO4	2.155	0.756
Li	0.260	0.030	0.002	0.292	0.005	0.045	0.000	0.050	0.111	0.092	0.120	0.324	Li	0.376	0.187
H3BO3	0.403	0.000	0.000	0.403	0.009	0.070	0.000	0.079	0.317	0.143	0.000	0.459	B	0.127	0.037

	Chemical Parameter SQ4/Mg >1.1 SO4/Mg <= 2, January 2006

	MOP 1 Deposit				MOP 2 S-W Deposit				MOP 3 N-W Deposit					Reserve

	Proven	Probable	Err > 35%	Total	Proven	Probable	Err > 35%	Total	Proven	Probable	Err > 35%	Total		Proven	Probable

K	6.774	0.000	0.000	6.774	0.000	0.031	0.000	0.031	2.539	0.032	0.000	2.571	K	9.313	0.063
S04	5.332	0.000	0.000	5.332	0.018	0.000	0.000	0.018	2.188	0.029	0.000	2.217	SO4	7.538	0.029
Li	0.576	0.004	0.000	0.579	0.000	0.002	0.000	0.002	0.069	0.169	0.000	0.238	Li	0.645	0.174
H3BO3	1.070	0.000	0.000	1.070	0.000	0.003	0.000	0.003	0.411	0.006	0.000	0.417	B	0.259	0.002

Intermediate area (between Mop y Sop geographic limits)

	SO4/Mg >1.1 SO4/Mg <= 2					Reserve

	Proven	Probable	Err > 35%	Total		Proven	Probable

K	6.524	0.155	0.000	6.679	K	6.524	0.155
S04	6.049	0.117	0.000	6.166	SO4	6.049	0.117
Li	0.294	0.258	0.000	0.551	Li	0.294	0.258
H3BO3	1.065	0.049	0.000	1.114	B	0.186	0.009

	SOP Area

	Chemical Parameter SO4/(Mg + 1.75Li) > 1.8 Mg/Li > 6.3 SO4/K > 1.2					Reserve

	Proven	Probable	Err > 35%	Total		Proven	Probable

K	7.982	3.011	0.000	10.993	K	7.982	3.011
S04	16.862	0.000	0.000	16.862	SO4	16.862	0.000
Li	0.170	0.509	0.169	0.847	Li	0.170	0.509
H3BO3	2.089	0.346	0.000	2.435	B	0.365	0.061

	SOP Area

	Chemical Parameter SO4/(Mg + 1.75Li) > 2.0 Mg/Li < 6.3 SO4/K < 1.2					Reserve

	Proven	Probable	Err > 35%	Total		Proven	Probable

K	2.479	0.048	0.000	2.528	K	2.479	0.048
S04	3.015	0.000	0.000	3.015	SO4	3.015	0.000
Li	0.035	0.168	0.000	0.203	Li	0.035	0.168
H3BO3	0.467	0.006	0.000	0.473	B	0.082	0.001

TOTAL	Reserve

	Proven	Proven

K	39.8	5.0
SO4	35.9	1.6
Li	2.0	1.4
B	1.1	0.2

6.	Process recovery yields

The proven and probable reserves indicated in section 5 do not include adjustments due to evaporation and metallurgical processes, which must be taken into consideration to obtain the ions that will finally become the recoverable reserves.

The yields obtained in the evaporation and metallurgical processes to which the ions are submitted are as follows:

	Characteristics	Ponds	Yield Plant	Other processes	Total Recovery Yield

K	MOP Area	82%	82%		67%
K	SOP Area	73%	82%		60%
K	SO4/(Mg+1.75Li) >= 1.8, Mg/Li >= 6.3 SO4/K <= 2.0	60%	49%		29%
Li	SO4/Mg <= 0.5	35%	83%		29%
Li	SO4/Mg > 0.5	35%	83%	86%	25%
SO4	SO4/Mg <= 0.5	0%			0%
SO4	SO4/Mg > 0.5	82%	55%	62%	28%
SO4	SO4/(Mg+1.75Li) >= 1.8, Mg/Li >= 6.3 SO4/K <= 2.0	82%	55%	62%	28%
SO4	SO4/Mg > 2.0	62%	55%		34%
B		81%	37%		30%

Based on these yields, the following recoverable reserves are obtained for each one of the deposits and process chemical parameters, in millions of metric tons:

1) MOP area and SO4/Mg<=0.5:

	Reserve		Recov. Yield	Recoverable reserve

	Proven	Probable		Proven	Probable

K	7.3	0.6	67%	4.9	0.4
SO4	0.3	0.7	0%	0.0	0.0
Li	0.5	0.1	29%	0.1	0.0
B	0.1	0.1	30%	0.0	0.0
2) MOP area and 0.5< SO4/Mg <=1.1:

	Reserve		Recov. Yield	Recoverable reserve

	Proven	Probable		Proven	Probable

K	6.2	1.1	67%	4.1	0.8
SO4	2.2	0.8	28%	0.6	0.2
Li	0.4	0.2	25%	0.1	0.0
B	0.1	0.0	30%	0.0	0.0

3) MOP area and 1.1< SO4/Mg <=2.0:

	Reserve			Recoverable reserve

	Proven	Probable	Recov. Yield	Proven	Probable

K	9.3	0.1	67%	6.3	0.0
SO4	7.5	0.0	28%	2.1	0.0
Li	0.6	0.2	25%	0.2	0.0
B	0.3	0.0	30%	0.1	0.0

4) Intermediate area (between MOP & SOP geographic limits), and 1.1< SO4/Mg <=2.0:

	Reserve			Recoverable reserve

	Proven	Probable	Recov. Yield	Proven	Probable

K	6.5	0.2	60%	3.9	0.1
SO4	6.0	0.1	28%	1.7	0.0
Li	0.3	0.3	25%	0.1	0.1
B	0.2	0.0	30%	0.1	0.0

5) SOP area and SO4/(Mg+1.75Li) >= 1.8, Mg/Li>6.3 and SO4/K>1.2:

	Reserve			Recoverable reserve

	Proven	Probable	Recov. Yield	Proven	Probable

K	8.0	3.0	60%	4.8	1.8
SO4	16.9	0.0	28%	4.7	0.0
Li	0.2	0.5	25%	0.0	0.1
B	0.4	0.1	30%	0.1	0.0

6) SOP area and SO4/(Mg+1.75Li) >= 1.8, Mg/Li<=6.3 or SO4/K=<1.2:

	Reserve			Recoverable reserve

	Proven	Probable	Recov. Yield	Proven	Probable

K	2.5	0.0	29%	0.7	0.0
SO4	3.1	0.0	34%	1.0	0.0
Li	0.0	0.2	25%	0.0	0.0
B	0.1	0.0	30%	0.0	0.0

In this way, we can quantify the proven and probable reserves, the recoverable reserves and the average yields for the recovery of each ion as shown in the following table:

	Reserve		Recoverable reserve		Average Recovery Yield

	Proven	Probable	Proven	Probable	Proven	Probable

K	39.8	5.0	24.7	3.1	62%	62%
SO4	35.9	1.6	10.2	0.3	28%	16%
Li	2.0	1.4	0.5	0.4	26%	26%
B	1.1	0.2	0.3	0.1	30%	30%

Justification for the basis we use for distinguishing between proven and probable reserves for our Caliche and Atacama Salar Brines mines

Caliche Ore Mines

The definition of reserves is based on the classification proposed by the Instituto de Ingenieros de Minas de Chile (Institute of Mining Engineers of Chile), which in turn is based on the Australian JORC classification.

We have defined Probable Reserves as the resources obtained by calculations based on drill hole grid patterns having a 200 x 200 meter spacing over the caliche ore. These resource calculations are corrected by factors that take into account mining, metallurgical, and economic parameters, among others. Due to the nature of the caliche ore, which is found in horizontal layers of great extension, the information obtained from the 200 x 200 meter drill hole grid pattern allows us to predict that there is continuity between the characteristics of the individual sampling points in the grid. These reserves are obtained by the evaluation of Polygons, and have an uncertainty or error margin greater than that of proven reserves.

We have defined Proven Reserves as the resources obtained by calculations based on drill hole grid patterns having a 100 x 100 meter and 50 x 50 meter spacing over the caliche ore bodies. These resource calculations are corrected by factors that take into account mining, metallurgical, technical, and economic parameters, among others. Due to the nature of the caliche ore, the 100 x 100 meter and 50 x 50 meter drill hole grid patterns allow us to state that there is reasonable continuity between the characteristics of the individual sampling points in the grid. These reserves are obtained using the Kriging evaluation and the application of operational parameters to obtain economically profitable reserves. These parameters take into account:

	Pedro de Valdivia	María Elena	Pampa Blanca	Nueva Victoria

NaNO3(%) referential	≥ 7,0	≥ 7,5	≥ 5,0	—
I2 (ppm) referential	≥ 350	≥ 400	≥ 450	≥ 500
Overburden depth	< 3,0 m	< 3,0 m	< 3,0 m	< 3,0 m
Caliche depth	≥ 1,0 m	≥ 1,0 m	≥ 1,0 m	≥ 1,0 m
Waste/mineral ratio	< 1,5	< 1,5	< 1,5	< 1,5
Clay and fines	Low	Low	Low	Low
SO4 useful	< 12%	< 12%	< 12%	< 12%
Geomechanic Quality	Good	Good	Good to medium	Good to medium

Resources calculated on the basis of drill hole patterns having a spacing of 400 x 400 meters or more are not considered as reserves.

Exploitable Reserves Factor

In order to express the proven in terms of final exploitable reserves, it is necessary to consider additional operational extraction restrictions; therefore an adjustment is needed for these reserves in order to get a trustworthy approximation of exploitable reserves. This adjustment is effected by multiplying reserves by an empirical historical factor of 80%. Thus, historically exploitable reserves represent 80% of reserves.

The exploitable reserves factor is defined by two main criteria: maximum exploitation base and walls slopes of 4%, and minimum width of exploitation sectors.

Atacama Salar Brines Mines

Definition of Proven and Probable Reserves

The Kriging method assigns an estimation error to each one of the blocks evaluated. This error expresses a percentage of uncertainty in the estimated grade for the point that sustains the block. This uncertainty is calculated according to the variograms, block size, and distance between the samples.

For each one of the chemical ions, proven reserves of the deposit are defined as those blocks that comply with an estimation error of up to 15%. This estimation error is associated to the element or ion under evaluation.

In the case of probable reserves, the selected blocks must comply with an estimation error between 15 and 35%. All those blocks with an error greater than 35% are not considered in this evaluation of reserves.

Should you have any question or comments about the responses in this letter, please contact the undersigned at (56-2)-425-2479. Alternatively, please contact Patricio Vargas at (56-2) 425-2274.

Very truly yours,

/s/ Ricardo Ramos R.

Date: January 8, 2007	Ricardo Ramos R. Chief Financial Officer